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                                                              Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT No. ____2_______)*

                                   Domtar Inc.
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                                (Name of Issuer)
                                  Common Shares
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                         (Title of Class of Securities)
                                   257 561 100
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                                 (CUSIP Number)
                                December 23, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                              Page 2 of 8 Pages

CUSIP No.: 257 561 100
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Societe Generale de Financement du Quebec
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) |_|

          (b) |_|
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     3.   SEC Use Only
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     4.   Citizenship or Place of Organization
          Quebec, Canada
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                    5.   Sole Voting Power
                         18,170,249 Common Shares*
                    -----------------------------------------------------------
Number of           6.   Shared Voting Power
Shares                   0 Common Shares
Beneficially        -----------------------------------------------------------
Owned by            7.   Sole Dispositive Power
Each Reporting           18,170,249 Common Shares**
Person With         -----------------------------------------------------------
                    8.   Shared Dispositive Power
                         0 Common Shares
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          18,170,249 Common Shares.  See item 4(a).


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* See item 4(a).

** Although each of the reporting person and Caisse (as defined in item 4(a)) has a right of first refusal on the sale of the other party's last
7,400,000 Common Shares of Domtar Inc. pursuant to the agreement described in item 4(a), the reporting person has sole power to choose to dispose of its Common Shares, including its last 7,400,000 Common Shares, as does Caisse.
On December 9, 2002, Caisse granted to the reporting person a waiver of its right of first refusal with respect to the reporting person's last
7,400,000 Common Shares of Domtar Inc., which waiver will expire on December 31, 2003 (the "Expiration Date"). On December 17, 2002, the reporting person granted to Caisse a waiver of its right of first refusal with respect to the last 7,400,000 Common Shares of Domtar Inc. held by Caisse, which waiver will expire on the Expiration Date.

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                                                              Page 3 of 8 Pages



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     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions) See item 4(a).                            |X|
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     11.  Percent of Class Represented by Amount in Row (9)
          Approximately 8.0%. See item 4(b).
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     12.  Type of Reporting Person (See Instructions)                  HC
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                                                              Page 4 of 8 Pages

ITEM 1.

     (a)  Name of Issuer
          Domtar Inc.

     (b)  Address of Issuer's Principal Executive Offices

          395 de Maisonneuve Blvd. West,
          Montreal, Quebec, Canada H3A 1L6

ITEM 2.

     (a)  Name of Person Filing
          Societe Generale de Financement du Quebec ("SGF")

     (b) Address of Principal Business Office or, if none, Residence 600 de la Gauchetiere Ouest, Suite 1700,
          Montreal, Quebec, Canada H3B 4L8

     (c)  Citizenship
          Canadian

     (d)  Title of Class of Securities
          Common Shares

     (e)  CUSIP Number
          257 561 100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
          N/A

ITEM 4.   OWNERSHIP

          Amount beneficially owned:

     (a) 18,170,249 Common Shares. All of such Common Shares are owned by Dofor Inc. ("Dofor"), an indirect wholly-owned subsidiary of SGF. ***

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*** Pursuant to a delivery agreement, dated as of December 23, 2002, between
Domtar Inc., Dofor, SGF, SGF Rexfor Inc. and Computershare Trust Company of Canada, as warrant agent (the "Warrant Agent"), Dofor pledged and delivered to the Warrant Agent certificates representing all of such Common Shares as continuing security for the performance of its obligation to deliver Common Shares upon the due exercise of certain warrants (each, a


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                    In addition, SGF is party to an agreement with Caisse de
                    depot et placement du Quebec ("Caisse") dated June 14, 1985 under which each of SGF and Caisse has (i) agreed, inter alia, to vote its shares in favor of the election to the board of directors of Domtar Inc. of a number of representatives of SGF and Caisse and (ii) granted a right of first refusal to Caisse or SGF, as the case may be, with respect to the sale of its last 7,400,000 Common Shares of Domtar Inc. On December 9, 2002, Caisse granted to SGF a waiver of its right of first refusal with respect to SGF's last 7,400,000 Shares of Domtar Inc., which waiver will expire on the Expiration Date. On December 17, 2002, SGF granted to Caisse a waiver of its right of first refusal with respect to the last 7,400,000 Common Shares of Domtar Inc. held by Caisse, which waiver will expire on the Expiration Date.

                    To SGF's knowledge, as of November 19, 2002, Caisse holds approximately 33,881,955 Common Shares representing approximately 14.8% of the outstanding Common Shares of Domtar Inc. As a result, SGF may be deemed to beneficially own those shares, for an aggregate of 52,052,204 Common Shares or approximately 22.9% of the outstanding Common Shares of Domtar Inc. Pursuant to Rule 13d-4, however, SGF declares it does not beneficially own, and disclaims beneficial ownership of, the Common Shares held by Caisse.

               (b)  Percent of class: Approximately 8.0%. See item 4(a).

               (c)  Number of shares as to which the person has:

                    (i) Sole power to vote or to direct the vote 18,170,249 Common Shares****

                    (ii) Shared power to vote or to direct the vote 0 Common Shares

                    (iii) Sole power to dispose or to direct the disposition of
                          18,170,249 Common Shares*****

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"Warrant") to purchase an aggregate of 18,170,249 Common Shares of Domtar Inc.
Each Warrant entitles the holder thereof to purchase Common Shares at any time on or prior to 5:00 PM (Montreal time) on December 23, 2003.

****See item 4(a).

***** Although each of SGF and Caisse has a right of first refusal on the sale of the other party's last 7,400,000 Common Shares of Domtar Inc. pursuant to the agreement described in item 4(a), SGF has sole power to choose to dispose of its Common Shares, including its last 7,400,000 Common Shares, as does Caisse. On December 9, 2002, Caisse granted to SGF a waiver of its right of first refusal with respect to SGF's last 7,400,000 Common Shares of Domtar Inc., which waiver will expire on the Expiration Date. On December 17, 2002, SGF granted to Caisse a waiver of its right of first refusal with respect to the last 7,400,000 Common Shares of Domtar Inc. held by Caisse, which waiver will expire on the Expiration Date.

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                                                              Page 6 of 8 Pages

                  (iv) Shared power to dispose or to direct the disposition of 0 Common Shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               N/A

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
               See Exhibit A hereto.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               N/A

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               N/A

ITEM 10.       CERTIFICATION*******
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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******* SGF is filing this Schedule 13G as a second amendment to the Schedule
13G (the "Filed Schedule 13G") which was filed with the Securities and Exchange Commission on May 21, 2002 as an amendment to a Schedule 13D pursuant to Rule 13d-1(h) and Release No. 34-39538 under the Securities Exchange Act of 1934. Consequently, this certification is made by SGF with the understanding that, for purposes of this certification, the Common Shares beneficially owned by SGF and referred to above are deemed to have been "acquired" as of the date of the Filed Schedule 13G.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2002

                               Societe Generale de Financement du Quebec


                               By: /s/ Claude Blanchet
                                  ---------------------------------------------
                                   Name:  Claude Blanchet
                                   Title: President and Chief Executive Officer

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                                    EXHIBIT A

All 18,170,249 Common Shares of Domtar Inc. are owned by Dofor Inc., a wholly-owned indirect subsidiary of Societe Generale de Financement du Quebec whose principal executive offices are located at 600 de la Gauchetiere Ouest, Suite 1700, Montreal, Quebec, Canada H3B 4L8.